Exhibit 99.1

PRESS RELEASE
Brussels, 9 July 2015 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Announces Pricing of USD 565,000,000 Notes

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) announced today that its subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI” or the “Issuer”) has completed the pricing of USD 565,000,000 aggregate principal amount of fixed rate notes due 2045. The notes will bear interest at an annual rate of 4.600%. The notes will mature on 23 July 2045. The issuance is expected to close on 23 July 2015 subject to customary closing conditions and to be listed on the Taipei Exchange (“TEPx”, formerly known as GreTai Securities Market) of the Republic of China (“ROC”).

The notes will be issued by ABIFI and will be fully, unconditionally and irrevocably guaranteed by AB InBev, BrandBrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplement dated 8 July 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on www.sec.gov. Interest on the notes will be paid semi-annually in arrears on 23 January and 23 July, starting on 23 January 2016.

The net proceeds of the offering will be used for general corporate purposes. The notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2012.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to the offering. Copies of the prospectus and prospectus supplement, and any other documents the Issuer has filed with the SEC containing more complete information about the Issuer and this offering may be obtained, free of charge, by visiting Anheuser-Busch InBev SA/NV on the SEC web site at www.sec.gov, or by requesting copies from Anheuser-Busch InBev SA/NV in writing or by telephone to +1-212-573-4365. Alternatively, a copy of the prospectus relating to the offering may be obtained by contacting Deutsche Bank AG, Taipei Branch, or by email at synops@list.db.com.

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Brussels, 9 July 2015 – 2 / 3

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes have not been, and shall not be, offered, sold or re–sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC, which currently include: overseas or domestic banks, insurance companies, bills finance companies, securities firms, fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, securities investment trust enterprises, securities investment consulting enterprises, trust enterprises, futures commission merchants, futures service enterprises, and other institutions approved by the Financial Supervisory Commission of the ROC.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 24 March 2015. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

TEPx is not responsible for the content of this document and any amendments or supplements hereto and no representation is made by the TPEx as to the accuracy or completeness of this document and any amendments or supplements hereto. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this document and any amendments or supplements hereto. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of us or the Notes. No assurance can be given that such applications will be granted or that the TPEx listing will be maintained.

PRESS RELEASE
Brussels, 9 July 2015 – 3 / 3

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155,000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together for a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com